CUSIP No. 00739L101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Chinook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00739L101

(CUSIP Number)

Morningside Venture (VI) Investments Ltd.

C/O THC Management Services S.A.M.

2nd Floor,

Le Prince De Galles

3-5 Avenue DesCitronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Daniel White

1188 Centre Street

Newton Centre, MA 02459

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739L101

(1)	Names of Reporting Persons Morningside Venture (VI) Investments Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1)  Based upon 45,072,695 shares of Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2021.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,000

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.01%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)   Based upon 45,072,695 shares of Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Wong Yuk Lan

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)   Based upon 45,072,695 shares of Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Ultimate Keen Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 12,078

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 12,078

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,078

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.03%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1)   Based upon 45,072,695 shares of Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Cheung Ka Ho

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 12,078

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 12,078

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,078

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.03%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)   Based upon 45,072,695 shares of Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Jill Marie Franklin

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 15,078

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 15,078

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,078

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.03%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)   Based upon 45,072,695 shares of Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Golwyn Capital Appreciation Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,000

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.01%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1)   Based upon 45,072,695 shares of Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 00739L101

Item 1.    Security and Issuer.

This Amendment No. 5 (this “Amendment”) to the statement on Schedule 13D amends the Schedule 13D filed with the SEC on April 24, 2015 (the “Original Schedule 13D”), which Original Schedule 13D was amended by Amendment No. 1 to the Original Schedule 13D filed on September 15, 2017 (“Amendment No. 1”), which Amendment No. 1 to the Original Schedule 13D was amended by Amendment No. 2  to the Original Schedule 13D filed on March 22, 2019 (“Amendment No. 2”), which Amendment No. 2 to the Original Schedule 13D was amended by Amendment No. 3 to the Original Schedule 13D filed on May 24, 2019 (“Amendment No. 3”), which Amendment No. 3 to the Original Schedule 13D was amended by Amendment No. 4 to the Original 13D filed on February 16, 2021 (“Amendment No. 4”, and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Amended Filing”) and relates to the Reporting Persons’ beneficial ownership interest in the common stock, par value $0.0001 per share (the “Common Stock”), of Chinook Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1600 Fairview Avenue East, Suite 100, Seattle, Washington 98102. The Issuer changed its named from Aduro Biotech, Inc. to Chinook Therapeutics, Inc. on October 5, 2020. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Amended Filing remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Amended Filing.

Item 2.   Identity and Background.

No changes.

Item 3.  Source and Amount of Funds or Other Consideration.

No changes.

Item 4.   Purpose of Transaction.

No changes.

Item 5.   Interest in Securities of the Issuer.

(a) and (b)

The information as of the date of this filing that is required by items 5(a) and (b) is set forth in rows 7-13 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(c)	Between August 16, 2021 and October 26, 2021 (both days inclusive), MVIL sold an aggregate of 1,861,106 shares of Common Stock of the Issuer in multiple transactions in open market sales for an aggregate total of $24,063,257. In addition, between October 25, 2021 and November 9, 2021 (both days inclusive), the Ultimate Keen Limited sold an aggregate of 1,120,499 shares of Common Stock of the Issuer in multiple transactions in the Open Market Sales for an aggregate total of $14,028,205.

(d)	Not applicable.

(e)	The Reporting Persons have ceased to be the beneficial owners of more than five percent of the Issuer's Common Stock on September 1, 2021.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.   Material to be Filed as Exhibits.

No changes.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Amendment No.4 to Schedule 13D Filed on February 16, 2021).
99.2	Amended and Restated Investors’ Rights Agreement, dated December 19, 2014, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-202667), filed by the Issuer on March 11, 2015).
99.3	Form of Lock-Up Agreement, dated June 1, 2020, relating to the Merger (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-37345), filed by the Issuer on June 2, 2020).
99.4	Contingent Value Rights Agreement, dated October 2, 2020, by and between Issuer and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.8 to the Issuer’s Quarterly Report on Form 10-Q (SEC File No. 001-37345), filed by the Issuer on November 5, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 21, 2022

For and on behalf of MORNINGSIDE VENTURE (VI) INVESTMENTS LTD.

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Wong Yuk Lan
Wong Yuk Lan

/s/ Jill Marie Franklin
Jill Marie Franklin

For and on behalf of ULTIMATE KEEN LIMITED

By:	/s/ Jill Marie Franklin
Jill Marie Franklin, Director

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Cheung Ka Ho
Cheung Ka Ho

For and on behalf of GOLWYN CAPITAL APPRECIATION LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin